[Pogo Letterhead]

May 1, 2007

via EDGAR Correspondence

Ms. April Sifford
Mr. Ryan Milne

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington D.C. 20549

Re:	Pogo Producing Company
Letter Dated April 12, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 1-7792

Dear Ms. Sifford and Mr. Milne:

We are responding to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated April 12, 2007 relating to Pogo Producing Company’s (the “Company”) Annual Report on Form 10-K for the Year Ended December 31, 2006 (the “2006 10-K”) (File No. 1-7792).  For your convenience, our responses are prefaced by your corresponding comment (in bold text).  The page numbers referenced in our responses correspond to the pages in the 2006 10-K.

2006 10-K

Management’s Discussion and Analysis …, page 38

Results of Operations, page 40

1.                                      We note on pages 42 and 43 that you attribute changes in production of natural gas, crude oil and condensate, and NGL to the acquisitions of Northrock and Latigo and the disposition of interests in your Gulf of Mexico properties.  Please expand your discussion and analysis to quantify the impact on your production volumes attributed by these transactions.  In addition, if there is a reasonable likelihood that your reported financial information is not indicative of your future financial operating performance and financial condition due to acquisitions and dispositions,

United States Securities and Exchange Commission
May 1, 2007

provide disclosure where necessary for investors to ascertain the likelihood that past performance is indicative of future performance.  Refer to FRC Section 501.12.b. for additional guidance.

Response:

The production discussion in MD&A on pages 42 and 43 is analyzed in relation to the impact on revenue and is discussed in concert with the impact of prices.  As disclosed in the first paragraph under Item 7 on page 38, we believe that commodity prices have the greatest impact on our future operating results and financial condition as compared to past performance.  We provide a price and volume variance analysis to assist the reader in determining the revenue impact of both prices and production on page 41.  In addition, on page 42, we disclose the impact of prices and production by geographic region including the production impact of the Northrock acquisition (see footnote (c)) which was the largest factor contributing to our increased production between 2005 and 2006. In the Business and Property section of our filing, we provide a detailed analysis of production, in addition to disclosures of proved reserve and production data by geographic region and significant property.  Further, the impact of our Gulf of Mexico sale on our daily production is disclosed on page 9.  In future filings we will remain mindful of the requirement to appropriately quantify the reasons for material changes between periods and provide such information in our production discussion in MD&A when warranted.

Because of the nature of our business, we are continually rationalizing our asset base through acquisitions and dispositions with the ultimate objective to grow proved reserves and production.  Shifting the production mix from region to region is part of our stated strategy to concentrate our operations onshore and increase our production to reserve life ratio.  As previously noted, we believe that commodity prices have the greatest impact on our operating results and financial condition as compared to past performance. As such, we do not believe any further discussion is warranted in regards to future trends on operating performance resulting from production mix changes derived from acquisition and disposition activity.

2.                                      Where two or more business reasons contributed to a material change in a financial statement line item, please quantify the extent to which each item contributed to the overall change.  For example, on page 44 you discuss that lease operating expenses increased in 2006 for a full year for expenses for Northrock, the acquisition of Latigo in 2006, higher costs charged by service companies and higher hurricane-related repair costs, but you do not quantify the effects to promote the reader’s understanding.  Please refer to the guidance in FRC Section 501.04.

Response:

  In areas of MD&A where we determined that quantification and identification of factors underlying a material change were necessary to an understanding thereof, we quantified the effects of such material changes.  These include the discussions of “Gain/(loss) on Sale of Assets” and “Other Revenue” (each on page 43); “Dry Hole and Impairment Expense” (page 45); “Other Expense” (page 46) and “Capitalized Interest” (page 47).

United States Securities and Exchange Commission
May 1, 2007

We do however acknowledge the Staffs comment regarding quantification of factors that contributed to material changes in operating expenses, and we will provide such quantification in future filings, where necessary, to give the reader an understanding of material changes in such expenses.

Capitalized Interest, page 47

3.                                      We note that you changed in the fourth quarter of 2006 the classification of interest capitalized in the Statement of Cash Flows from an operating cash outflow to an investing cash outflow and you will reflect this new classification in all future reporting periods.  Please clarify if your statement of cash flows for 2006 reflects the reclassification.  If so, explain to us why you have not retroactively applied the reclassification to prior periods and why you did not disclose the reclassification in the footnotes to your financial statements.

Response:

We confirm that our statement of cash flows for 2006 reflects the reclassification of capitalized interest from an operating cash outflow to an investing cash outflow.  We have not retroactively applied the reclassification to prior periods due to immateriality of the amounts.  Prior to our acquisition of Northrock Resources in the third quarter of 2005, the Company did not carry a significant balance of unproved properties nor did we have any other significant assets that qualified for interest capitalization pursuant to SFAS 34.  With our acquisition of Northrock came an increase in both debt levels and the amount of unproved properties qualifying for interest capitalization.  Following is an analysis of the impact of capitalized interest on the respective cash flow totals:

(in millions)	2006	2005	2004

Total interest capitalized	$77.7	$23.5	$14.2

Operating Cash Inflows, as reported	651.9	845.5	738.7
Operating Cash Inflows, as adjusted	n/a	869.0	752.9

Percentage	n/a	2.8%	1.9%

Investing Cash Outflows, as reported	(1,332.2)	(1,390.2)	(961.7)
Investing Cash Outflows, as adjusted	n/a	(1,413.7)	(975.9)

Percentage	n/a	1.7%	1.5%

Because of the immateriality of the amounts, we did not reclassify capitalized interest in the prior period cash flow statements and therefore did not believe any footnote disclosure was warranted.   Given the expectation of increased capitalized interest going forward, we provided the disclosure

United States Securities and Exchange Commission
May 1, 2007

on page 47 in order to provide forward looking information regarding the classification of capitalized interest within the statement of cash flows.

Consolidated Statements of Income, page 63

4.                                      We note that you include the gain on sale of properties in total revenues.  Please revise your statement of income for 2006 to classify the gain as a component of other general expenses, as the gain does not appear to represent revenues, or tell us why you believe your classification is appropriate.  Refer to Rule 5-03(b)(1) and (6) of Regulation S-X for additional guidance.

Response:

In arriving at our accounting policy with respect to the classification of gains and losses on the sale of properties, we considered the following:

•                  Our business model entails finding and developing oil and gas reserves at the lowest cost possible and monetizing those reserves in a manner that achieves the greatest rate of return on the capital we have invested.  Whether the underlying reserves are monetized over time through production or currently through an outright property sale is an economic decision and both are an ongoing and integral part of our business activities.

•                  Rule 5-03 of Regulation S-X is silent in terms of the presentation of gains and losses on asset sales.  Paragraph 1 states that net sales and gross revenues should be disclosed separately as (a) net sales of tangible products (gross sales less discounts, returns and allowances; (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues.  Given our business model, we believe reporting such amounts as an individual line item within the revenue caption with appropriate disclosure provides the most meaningful presentation to the users of our financial statements.

•                  Paragraph 78 of CON 6 defines revenues as “inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations”.  As described in the first bullet, we believe the monetization of our properties through sale constitutes an activity that is an integral part of our ongoing major or central operations.

We believe we have provided sufficient transparency regarding the nature of this item as we have disclosed “Gains/(loss) on sale of properties” as an individual line item within the revenue caption separate from revenues derived from the sale of oil and gas production.  We have also disclosed the activity giving rise to the gain/loss in both the footnotes to the financial statements and in MD&A such that the financial statement users are provided sufficient information to understand our activity.  Given the nature of our industry and the lack of specific guidance in

United States Securities and Exchange Commission
May 1, 2007

Regulation S-X or otherwise, we do not believe that a reclassification of such amounts as a component of operating expense would enhance the usefulness of our financial statements.

*     *     *     *

In accordance with the Company’s normal business practice and to facilitate our investors understanding of its quarterly results, the Company typically files its financial statements as soon as practicable after its earnings release date.  Therefore, it is the Company’s intention to file its Form 10-Q within the next three business days.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 2006 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Sincerely,

/s/ James P. Ulm, II

Senior Vice President and
Chief Financial Officer